May 18, 2005

Room 4561

Eugene N. Larabie, President
Palomine Mining Inc.
595 Howe Street, Suite 507
Vancouver, BC, CANADA V6C 2T5

Re:	Palomine Mining Inc.
	Amendment no. 1 to Form SB-2
	Registration no. 333-123465

Dear Mr. Larabie:

      We have reviewed your amendment and have the following comments.

General

1. Please see our prior comment 8. Please explain why you believe that it is appropriate to require securityholders to find a state exemption for resales when that exemption is an integral part of this offering. Include a risk factor that Palomine does not intend to register in any state and that it will be up to the individual security holder to arrange for exemptions to allow sales of Palomine`s securities in any particular state. Also note the costs of this approach.

Mineralization

2. Define "anomalous" as used in this section.

Plan of Business

3. Update the disclosure herein to the latest practicable date.

4. See our prior comment 13. We understand that Palomine is obligated to invest certain amounts in the Gab Claim within certain periods. Revise the disclosure to state unambiguously that Palomine is required to make those investments by certain dates in the property or lose its interest in the claim.

5. Further, disclose in more specific detail how management expects to raise the necessary funds to meet these obligations.

Certain Relationships and Related Transactions

6. We note your supplemental statement that Palomine "will not have any business relationships with Mr. Larabie`s other business interests." Please advise how this will be applied in the light of the disclosure that "our bylaws provide that each officer who holds another office or possesses property that may lead to a conflict of interest shall, in writing, disclose the fact and the nature, character and extent of the conflict and abstain from voting with respect to any resolution in which the officer has a personal interest."

Financial Statements
General

7. Provide a current consent in any amendment and be aware of the updating requirements of Item 310(g) of Regulation S-B.

Part II
Exhibit 23

8. See prior comment 21.  We cannot locate the copy of Mr. Glen
MacDonald`s assessment report.  Please advise.

Closing

      You may contact Donald Wiland at (202) 551-3392 or Terence O`Brien, Branch Chief - Accounting at (202) 551-3355 with any questions regarding comments on the financial statements and related matters.  Please contact Hugh Fuller at (202) 551-3853 or me at
(202)
551-3730 with any other questions.


      			Sincerely,



      			Barbara C. Jacobs
      			Assistant Director



CC:	Joseph J. Emas
	Attorney at Law
	1224 Washington Avenue
	Miami Beach, FL 33139
	Fax no. (305) 531-1274